Exhibit 97.1

Dated July 18, 2023

Mondelēz International, Inc.
Dodd-Frank Clawback Policy
Description
The Board of Directors (the “Board”) of Mondelēz International, Inc. (the “Company”) believes it is in the best interests of the Company and its shareholders to adopt the Dodd-Frank Clawback Policy (the “Policy”). The Policy is designed to comply with the requirements of Listing Rule 5608 adopted by the Nasdaq Stock Market (“Nasdaq”) to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, “Rule 10D-1”). The Policy sets forth the circumstances under which the Company will recover certain incentive compensation paid to the Executive Officers (as defined below) of the Company in connection with certain financial restatements. This Policy shall be administered by the Committee (as defined below) and the Company is authorized to take appropriate steps to implement this Policy with respect to incentive compensation arrangements with its Executive Officers.
Definitions
(A)“Committee” means the People and Compensation Committee of the Board of Directors of the Company.
(B)“Covered Accounting Restatement” means an accounting restatement that the Company is required to prepare due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial restatements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement). The Committee shall take into consideration any applicable interpretations and clarifications of the Securities and Exchange Commission and Nasdaq regarding application of Rule 10D-1 in determining whether an accounting restatement qualifies as a Covered Accounting Restatement for purposes of this Policy.
(C)“Covered Incentive-Based Compensation” means any Incentive-Based Compensation (i) received by a current or former Executive Officer after beginning service as an Executive Officer, provided that the current or former Executive Officer served as an Executive Officer at any time during the performance period applicable to such Incentive-Based Compensation and (ii) received on or after October 2, 2023. For purposes of this definition, Incentive-Based Compensation is deemed to be “received” in the fiscal year in which the Financial Reporting Measure included in the Incentive-Based Compensation is attained or satisfied, regardless of whether the payment or grant occurs before or after such fiscal year.
(D)“Executive Officer” means any “executive officer” of the Company as defined under Rule 10D-1.
(E)“Financial Reporting Measure” means (i) any measure determined in accordance with accounting principles used in preparing the Company’s financial statements, whether presented within or outside of the Company’s financial statements, (ii) any measures derived wholly or in part from such measures (including non-GAAP measures), and (iii) stock price, total shareholder return and relative total shareholder return.
(F)"Incentive-Based Compensation” means any compensation that is granted, earned or vested based wholly or in part on the attainment of any Financial Reporting Measure, which may include, but is not limited to, awards granted under the Company’s annual incentive plan as well as performance share units. For the avoidance of doubt, Incentive-Based Compensation shall not include equity awards that are granted, earned, and vested solely based on continued service and were not based on the attainment of any Financial Reporting Measure.
General Rules
In the event the Company determines it is required to prepare a Covered Accounting Restatement, the Committee shall review any Covered Incentive-Based Compensation received by a current or former Executive Officer of the Company during the three completed fiscal years (and any transition period of less than nine months that is within or immediately following such three fiscal years) preceding the earlier of the date that (i) the Company determines, or reasonably should have determined, such a Covered Accounting Restatement is required to be prepared or (ii) a court, regulator, or other legally authorized body orders the preparation of a Covered Accounting Restatement (such period, the “Clawback Recovery Period”). In the event the Committee determines that the amount of any such Covered Incentive-Based Compensation that was received exceeds the amount that otherwise would have been received had it been determined based on the restated results (such excess, the “Erroneously Awarded Compensation”), the amount of such Erroneously Awarded Compensation shall be recovered on a pre-tax basis without any regard to taxes paid.
For purposes of this Policy, Incentive-Based Compensation is deemed to be “received” in the fiscal year in which the Financial Reporting Measure included in the Incentive-Based Compensation is attained or satisfied, regardless of whether the payment or grant occurs before or after such fiscal year.
Calculation of Erroneously Awarded Compensation
In the event any Covered Incentive-Based Compensation received during a Clawback Recovery Period has been granted in the form of equity or equity-based awards, the Erroneously Awarded Compensation shall be calculated based on the number of shares received in excess of the number that should have been received had it been determined based on the restated results (or the corresponding value of such shares), as determined in accordance with Rule 10D-1.
In the event the Erroneously Awarded Compensation is not able to be calculated directly from information in an accounting restatement (e.g., equity awards subject to total shareholder return or stock price measures), the Committee shall use a reasonable estimate to determine the amount of such Erroneously Awarded Compensation that shall be subject to recovery.
The Company will maintain and will provide to Nasdaq documentation of all determinations and actions taken in complying with this Policy, as required. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.

Method for Recovery
The Committee shall, in its discretion, determine the appropriate means for recovery of any Erroneously Awarded Compensation, including by reducing future compensation, the cancellation of outstanding and future annual or long-term incentive compensation, requiring repayment by the applicable Executive Officer, or such other means or combination of means as the Committee determines to be appropriate. Any such recovery shall occur on a reasonably prompt basis (as determined in accordance with Listing Rule 5608 and Rule 10D-1).
Recovery shall be required in all circumstances unless the Committee determines that recovery is impracticable and not required in accordance with any applicable exceptions under Rule 10D-1. The Company shall not indemnify any Executive Officer against the loss of any compensation pursuant to this Policy. In no event shall the Company be required to award any Executive Officer any additional payments if the Covered Accounting Restatement would have resulted in a higher incentive compensation payment.
Non-Exclusive
This Policy is in addition to any and all other rights the Company may have to pursue remedies against an employee or former employee in connection with an accounting restatement or for misconduct or similar behavior in the course of employment by the Company, all of which are expressly retained by the Company. For the avoidance of doubt, any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company pursuant to the terms of the Company’s Compensation Recoupment Policy, dated February 18, 2019, and any similar policy or provision in any employment agreement, equity award agreement or similar agreement or any other legal remedies available to the Company.
Amendment or Termination
The Committee may amend or terminate this Policy from time to time in its discretion, including as required to comply with any applicable law or regulation and Rule 10D-1. Any such amendment will be binding on all affected individuals.
Successors
This Policy shall be binding and enforceable against all the applicable Executive Officers, their beneficiaries, heirs, executors, administrators, and other legal representatives.